

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2024

Nick Bhargava
Executive Vice President
Groundfloor Finance Inc.
1201 Peachtree St NE, Suite 1104-400
Atlanta, GA 30361

Re: Groundfloor Finance Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 7
Filed May 9, 2024
File No. 024-12013

Dear Nick Bhargava:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed May 9, 2024

General

1. We note your response to prior comment 1 and re-issue. We note that in the Project Summary description boxes you continue to refer to the September 22, 2023 PQA. Please revise to reference the most recent offering circular for the offering contemplated.

2. We note your response to prior comment 2 and partially re-issue. We note that the Project Summary continues to reference several LROs relating to the same property. Please revise to ensure your disclosure no longer refers to properties with multiple LROs are done as "subsequent draws."

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Korn